Exhibit 99.2

Financial Results for the Third Quarter Ended September 29, 2024

Overview
Maxeon Solar Technologies, Ltd (“Maxeon”, the “Company”, “we”, “us”, and “our”) (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon leverages nearly 40 years of solar energy leadership and over 1,900 patents to design innovative and sustainably made solar panels and energy solutions for residential, commercial and power plant customers. Maxeon's integrated home energy management is a flexible ecosystem of products and services, built around the award-winning Maxeon® and SunPower® brand solar panels. With a network of more than 1,700 trusted partners and distributors, and more than one million customers worldwide, the Company is a global leader in solar.
Unaudited Summary of Financial Results
We are in the business of manufacturing and supplying solar cells and panels to the power plant, commercial and residential markets. We sell our solar panels and system components primarily to dealers, project developers, system integrators and distributors, and recognize revenue at the point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. There are no rights of return. Other than standard warranty obligations, there are no significant post-shipment obligations (including installation, training or customer acceptance clauses) with any of our customers that could have an impact on revenue recognition. Our revenue recognition policy is consistent across all geographic areas.
Revenue by market
The following table sets forth our revenue by market for the periods indicated:

	Three Months Ended		Nine Months Ended
	September 29, 2024	October 1, 2023	September 29, 2024	October 1, 2023
(In percentage)
U.S.	67.9%	63.8%	67.5%	56.2%
EMEA	30.4%	28.3%	23.2%	36.1%
Rest of the world	1.7%	7.9%	9.3%	7.7%
Total revenues	100.0%	100.0%	100.0%	100.0%
Revenue by products
Our primary products are the Maxeon line of interdigitated back contact (“IBC”) solar cells and panels, and the Performance line of solar cells and shingled panels. We believe the Maxeon line of solar panels are some of the highest-efficiency solar panels on the market with an aesthetically pleasing design, and the Performance line of shingled solar panels offers a high-value and cost-effective solution. The Maxeon line is primarily targeted at residential and small-scale commercial customers across the globe. The Performance line was initially targeted at the large-scale commercial and utility-scale power plant markets, but has proven to be attractive to our customers in the distributed generation (which we refer to as “DG”) markets as well.
The following table sets forth our revenue by products for the periods indicated:

	Three Months Ended		Nine Months Ended
	September 29, 2024	October 1, 2023	September 29, 2024	October 1, 2023
(In percentage)
IBC	22.8%	26.8%	24.0%	38.9%
Performance line	77.2%	73.2%	76.0%	61.1%
Total revenues	100.0%	100.0%	100.0%	100.0%

For information on the trends and uncertainties to our business, please refer to our Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

Revenue and Cost of Revenue

	Three Months Ended		Nine Months Ended
	September 29, 2024	October 1, 2023	September 29, 2024	October 1, 2023
(In thousands)
Revenue	$88,560	$227,630	$460,235	$894,335
Cost of revenue	267,661	224,902	661,992	781,759
Gross (loss) profit	$(179,101)	$2,728	$(201,757)	$112,576
Gross margin	(202.2)%	1.2%	(43.8)%	12.6%
Three Months Ended September 29, 2024 Compared to Three Months Ended October 1, 2023
During the three months ended September 29, 2024, we recognized revenue of $88.6 million with shipments of 199MW. Included in such revenue is liquidated damage from a customer for termination of contract.There were no sales to SunPower Corporation (“SunPower”) as the committed volume under the settlement and release agreement with SunPower, executed on November 13, 2023 (the “SunPower Settlement Agreement”), was fully delivered during the three months ended March 31, 2024. During the three months ended October 1, 2023, we recognized revenue from sale of modules and components of $227.6 million with shipments of 628MW, of which $23.9 million or 10.5%, represented sales of solar modules to SunPower. For the three months ended September 29, 2024, there was one customer which involved a one-off payment in connection with the termination of a customer contract that accounted for at least 10% of revenue. For the three months ended October 1, 2023, other than the sale transactions with SunPower, there were two customers that accounted for at least 10% of revenue.
The Company has experienced a decrease in revenue of $139.1 million compared to the third quarter of 2023. One of the primary reasons for the decrease is that the U.S. Customs & Border Patrol (“CBP”) has detained Maxeon's imports of solar modules into the U.S. since July 2024 to inspect compliance with the Uyghur Forced Labor Prevention Act (“UFLPA”). This has prevented the Company from fulfilling orders to the U.S., which has been one of our largest markets. This was further exacerbated by the voluntary termination of the supply agreements with SunPower earlier this year. For comparison purposes, the revenue for the U.S. market, excluding the one-off revenue in connection to the termination of contract, would have been $13.6 million for the three months ended September 29, 2024 as compared to $145.1 million during the three months ended October 1, 2023. Furthermore, the solar industry continues to face oversupply in the global DG markets which has driven pricing to record lows and impacted the Company's product pricing. In addition, the Company has suffered a decrease in market share due to a shift in customer demand from PERC to TOPCon technologies.
Cost of revenue was $267.7 million and $224.9 million in the three months ended September 29, 2024 and October 1, 2023, respectively. Cost of revenue includes actual cost of materials, labor and manufacturing overhead incurred for revenue-producing units shipped, associated warranty costs and impairment charges. The cost of revenue has remained high as a result of the impairment charges taken up during the quarter of $136.8 million in connection to inventory write-downs and $61.3 million for impairment charges relating to its property, plant and equipment and right-of-use assets as the recoverable value was assessed to be lower than the book value. This was further compounded by higher excess capacity costs of $13.6 million attributable to the temporary idling of our manufacturing facilities as a result of the end of life of certain technology.
There are two key reasons for the inventory write-downs. Firstly, due to the ongoing CBP detention, the Company has made inventory provisions of $79.6 million to provide for the possibility that the modules intended to be imported into the U.S., may have to be re-directed to be sold outside of the U.S. at prices lower than cost, notwithstanding that the Company is still in the midst of protesting against the continued detention of its products by CBP. Secondly, the Company has booked an inventory write-down of $57.1 million as it continues to face downward pressure on the net realizable value as a result of the industry-wide oversupply in the global DG market, competition from new technology due to the shift in customer demand from PERC to TOPCon technologies, and tariffs implemented in certain jurisdictions.
Nine Months Ended September 29, 2024 Compared to Nine Months Ended October 1, 2023
During the nine months ended September 29, 2024, we recognized revenue from sales of modules and components of $413.7 million with shipments of 1,213MW, of which $31.4 million, or 6.8%, represented sales of solar modules to SunPower. This represents the remaining volume committed under the SunPower Settlement Agreement which was fully delivered during the three months ended March 31, 2024. The Company has also recognized revenue arising from termination of a customer contract. During the nine months ended October 1, 2023, we recognized revenue from sales of modules and components of $894.3 million with shipments of 2,209MW, of which $174.9 million or 19.6%, represented sales of solar modules to SunPower. For the nine months ended September 29, 2024, other than transactions with SunPower, there were two other customers which accounted for at least 10% of revenue, including a one-off payment in connection with the termination of a customer contract. For the nine months ended October 1, 2023, other than transactions with SunPower, there was one other customer which accounted for at least 10% of revenue.
The reasons for the overall decrease in revenue of $434.1 million between the nine months comparative periods are the same as those for the decrease in revenue for the 3 months comparative periods above.
Cost of revenue was $662.0 million and $781.8 million in the nine months ended September 29, 2024 and October 1, 2023, respectively. Cost of revenue includes actual cost of materials, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs. The decrease of $119.8 million in cost of revenue during the nine months ended September 29, 2024 as compared to the nine months ended October 1, 2023 was due to lower shipments due to CBP detention and also, lower market share worldwide due to shift in technology and oversupply for the solar industry. Manufacturing overhead increased mainly from higher inventory write-down to net realizable value of $180.8 million, assets impairment of $61.3 million and higher excess capacity costs of $29.3 million attributable to the temporary idling of our manufacturing facilities as a result of the end of life of certain technology.
Revenues by Geography

	Three Months Ended		Nine Months Ended
	September 29, 2024	October 1, 2023	September 29, 2024	October 1, 2023
(In thousands)
United States	$60,139	$145,133	$310,597	$502,787
Italy	12,470	23,558	46,441	102,566
France	7,091	7,955	25,600	62,258
Rest of the world(1)	8,860	50,984	77,597	226,724
Total revenues(2)	$88,560	$227,630	$460,235	$894,335
(1) Revenues included under “Rest of the world” comprise countries that are individually less than 10% for the periods presented.
(2) Total revenue includes revenue in connection with the termination of a customer contract for the three and nine months ended September 29, 2024.
Revenues are attributed to U.S. and international geographies primarily based on the destination of the shipments.
The sales attributed to the U.S. includes $23.9 million in sales to SunPower for the three months ended October 1, 2023. There were no sales to SunPower for the three months ended September 29, 2024. For the nine months ended September 29, 2024 and October 1, 2023, the sales attributed to the U.S. includes $31.4 million and $174.9 million in sales to SunPower, respectively.
Operating Expenses
Operating expenses primarily includes salaries and related personnel costs, professional fees and related operating costs to fulfill functional requirements and responsibilities.

	Three Months Ended		Nine Months Ended
	September 29, 2024	October 1, 2023	September 29, 2024	October 1, 2023
(In thousands)
Operating expenses:
Research and development	$8,962	$11,627	$28,284	$35,715
Sales, general and administrative	38,296	31,771	126,330	97,291
Restructuring charges	105,960	23,164	108,942	23,307
Total operating expenses	$153,218	$66,562	$263,556	$156,313

Research and Development Expenses
Three Months Ended September 29, 2024 Compared to Three Months Ended October 1, 2023
Research and development expenses were $9.0 million in the three months ended September 29, 2024, primarily associated with expenditures on the development of our Maxeon 7, Maxeon 8 and Performance line cell and panel technology, comprising compensation expense (including stock-based compensation) of $5.3 million, facilities expense of $1.4 million, research and development materials of $0.6 million, depreciation of $0.5 million and external consulting and legal services of $0.4 million. The decrease in research and development expenses was primarily driven by a decrease of $1.7 million in compensation expense due to the reduction in force in connection to the September 2023 Restructuring Plan and decrease in external engineering evaluation cost for Maxeon 7 and Performance line of $0.4 million.
Research and development expenses were $11.6 million in the three months ended October 1, 2023, primarily associated with expenditures on the development of our Maxeon 7, Maxeon 8 and Performance line cell and panel technology, mainly comprising compensation expense (including stock-based compensation) of $7.0 million, facilities expense of $1.5 million, research and development materials of $0.8 million and expenses for leased equipment of $0.3 million. Included in these expenses is $0.9 million related to the Product Collaboration Agreement with SunPower.
Nine Months Ended September 29, 2024 Compared to Nine Months Ended October 1, 2023
Research and development expenses were $28.3 million in the nine months ended September 29, 2024 primarily associated with expenditures on our Maxeon 7, Maxeon 8 and Performance line cell and panel technology, comprising compensation expense (including stock-based compensation) of $17.1 million, facilities expense of $3.9 million, external consulting and legal services of $2.2 million, research and development materials of $1.2 million, depreciation of $1.2 million and equipment repair maintenance of $0.7 million. The decrease in research and development expenses was primarily driven by decrease of $4.8 million in compensation expense due to the reduction in force in connection to the September 2023 Restructuring Plan and decrease by $1.3 million on facilities expenses due to the centralization of research and development function, expensed and leased equipment.
Research and development expenses were $35.7 million in the nine months ended October 1, 2023, primarily associated with expenditures on the development of our Maxeon 7, Maxeon 8 and Performance line cell and panel technology, mainly comprising compensation expense (including stock-based compensation) of $21.9 million, facilities expense of $4.9 million, research and development materials of $1.5 million and expenses for leased equipment of $1.1 million. Included in these expenses is $2.8 million related to the Product Collaboration Agreement with SunPower.
Sales, General and Administrative Expenses
Three Months Ended September 29, 2024 Compared to Three Months Ended October 1, 2023
Sales, general and administrative expenses were $38.3 million in the three months ended September 29, 2024 and comprised primarily of $17.4 million of compensation expense (including stock-based compensation),

$10.4 million of professional fees, $2.2 million write-off of customer relationship from SolarCA acquisition in October 2023, $2.4 million of equipment related expenses, $1.1 million of commission expense, $0.9 million of depreciation expense, $0.9 million of facilities-related costs including rent, utilities and maintenance, $0.8 million of insurance expenses and $0.8 million of marketing fees. The increase in expenses is primarily driven by higher professional fees of $3.9 million and write-off of remaining carrying amount of customer relationships from SolarCA acquisition of $2.2 million.
Sales, general and administrative expenses were $31.8 million in the three months ended October 1, 2023 and comprised primarily of $16.4 million of compensation expenses (including stock-based compensation), $6.6 million of professional fees, $1.9 million of equipment related expenses, $1.3 million of insurance expenses, $1.8 million of marketing fees and $0.9 million of facilities-related costs including rent, utilities and maintenance.
Nine Months Ended September 29, 2024 Compared to Nine Months Ended October 1, 2023
Sales, general and administrative expenses were $126.3 million in the nine months ended September 29, 2024 and comprised primarily of $55.6 million of compensation expense (including stock-based compensation), $31.9 million of professional fees, $11.3 million of expected credit losses on receivables from SunPower for the indemnified arrangements under the SunPower SDA, $5.5 million of equipment related expenses, $3.3 million of insurance expenses, $3.2 million of marketing fees and $2.5 million of facilities-related costs including rent, utilities and maintenance, $2.2 million write-off of customer relationship from SolarCA acquisition. The increase in expenses was primarily driven by higher professional fees of $11.4 million for strategic advisory services, provision for an expected credit loss of $11.3 million on receivables from SunPower due to SunPower's filing for voluntary bankruptcy, higher compensation expenses of $2.9 million, write-off of remaining carrying amount of customer relationships from SolarCA acquisition of $2.2 million and higher commission fee of $2.0 million due to new hires.
Sales, general and administrative expenses were $97.3 million in the nine months ended October 1, 2023 and comprised primarily of $52.8 million of compensation expenses (including stock-based compensation), $20.4 million of professional fees, $5.0 million of equipment related expenses, $4.2 million of marketing fees, $3.5 million of insurance expenses, and $2.4 million of facilities-related costs including rent, utilities and maintenance.
Restructuring Expenses
Three and Nine Months Ended September 29, 2024 Compared to Three and Nine Months Ended October 1, 2023
Restructuring expense were $106.0 million in the three months ended September 29, 2024 and $108.9 million in the nine months ended September 29, 2024.
The Company is evaluating permanent shutdowns for its manufacturing activities in Malaysia and its Performance line module manufacturing facility in Mexico. These restructuring activities aim to rebalance our global operations to create efficiencies, improve cash flows and improve our product execution in alignment with our strategy. Restructuring charges are primarily comprised of impairment, cost of disposal and retirement of long-lived assets, including right-of-use assets as well as severance and benefits. The restructuring activities are expected to be completed by fiscal year 2025.
The main factors contributing to the restructuring expenses in the three months ended September 29, 2024 are $97.3 million of assets related impairment charges and $7.5 million of severance and benefits. The asset related impairment charges mainly relate to the impairment losses recognized in relation to the potential permanent shutdowns of the Malaysia manufacturing facility and the Mexico Performance line module manufacturing facility. The severance and benefits charges relates to the accruals or actual pay-outs to the impacted employees.
Restructuring charges were $23.2 million for both the three and nine months ended October 1, 2023. These primarily consist of contract termination charges incurred for the cancellation of our plan to expand capacity, and instead to retrofit existing lines, for our Maxeon 7 technology at one of our Philippines cell manufacturing facilities. This is in relation to the Company's September 2023 restructuring plan, when the Company adopted a restructuring plan to reduce capital expenditures and costs, and focus on improving cash flow through acceleration of Maxeon 7 to the market.

Other (expense) income, net

	Three Months Ended		Nine Months Ended
	September 29, 2024	October 1, 2023	September 29, 2024	October 1, 2023
(In thousands)
Other (expense) income, net
Interest expense	$(12,170)	$(10,464)	$(36,302)	$(32,337)
Interest income	386	2,730	1,713	6,701
Gain on extinguishment of debt	—	—	35,326	—
Other, net	(30,702)	(36,904)	(20,828)	(7,911)
Other (expense) income, net	$(42,486)	$(44,638)	$(20,091)	$(33,547)
Three Months Ended September 29, 2024 Compared to Three Months Ended October 1, 2023

Of the total $12.2 million in interest expense, incurred during the three months ended September 29, 2024, $5.8 million relates to the Convertible Notes issued in August 2022 ("2027 Notes") which were amended and supplemented in June 2024 ("Amended 1L Notes"), $2.3 million relates to the Green Convertible Notes due in 2025 and the Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 ("2nd Lien Notes") completed in June 2024 and $3.2 million relates to interest expense on the Convertible Notes due 2029 issued in June 2024 ("2029 Notes") and the Note Purchase Agreement ("NPA") in May 2024. There was also interest expense in connection with other debt arrangements which was partially offset by interest income from the Company’s investments.
Of the total $10.5 million in interest expense, incurred during the three months ended October 1, 2023, $4.8 million relates to the Amended 1L Notes, $4.1 million relates to the Green Convertible Notes due 2025, $0.6 million relates to the interest expense on significant financing component on prepayment received. This was partially offset by interest income from the Company''s investments, net of interest expense in connection to other debt arrangements.

Other, net for the three months ended September 29, 2024 primarily comprised of a $21.4 million write-off of capital expenditure prepayment due to certain limitations on the acquisition of property interests that the Company is subject to pursuant to the National Security Agreement entered in November 2024, $7.9 million impairment of goodwill, $4.6 million loss on foreign exchange and $1.8 million loss on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes. This was partially offset by license income of $10.0 million and $5.0 million gain on fair value accounting for the investor and exchange warrants.
Other, net for the three months ended October 1, 2023 primarily comprised of a $37.1 million loss on the     remeasurement of the Prepaid Forward associated with the Green Convertible Notes and loss of $0.2 million on derivative instruments.
Nine Months Ended September 29, 2024 Compared to Nine Months Ended October 1, 2023
Of the total $36.3 million in interest expense, incurred during the nine months ended September 29, 2024, $15.5 million relates to the Amended 1L Notes, $10.6 million relates to the Green Convertible Notes due 2025 and the 2nd Lien Notes completed in June 2024, $3.6 million relates to interest expense on the 2029 Notes and the NPA and $4.3 million for the issuance cost of investor warrants and exchange warrants. There was also interest expense in connection with other debt arrangements which was partially offset by interest income from the Company's investments.
Of the total $32.3 million in interest expense, incurred during the nine months ended October 1, 2023, $14.2 million relates to the Amended 1L Notes, $12.3 million relates to the Green Convertible Notes due 2025, $1.9 million relates to interest expense on significant financing component on prepayments received. This was partially offset by interest income from the Company's investments, net of interest expense in connection to other debt arrangements.

Gain on extinguishment of debt of $35.3 million incurred during the nine months ended September 29, 2024 arose from the substantial modification of the terms of our Amended 1L Note and some Green Convertible Notes which were exchanged into 2nd Lien Notes with exchange warrants issued in June 2024. Included in such amount is the difference in the carrying amount of the old debt and fair value of the modified debt, offset against write-off of unamortized debt issuance cost and discount for these notes, and associated cost to lenders for the modification.
Other, net for the nine months ended September 29, 2024 primarily comprised of a $5.0 million loss on fair value accounting for the investor and exchange warrants, $21.4 million write-off of capital expenditure prepayment due to certain limitations on the acquisition of property interests that the Company is subject to pursuant to the National Security Agreement entered in November 2024, $16.1 million loss on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes, $7.9 million impairment of goodwill, $2.7 million loss on foreign exchange, $2.2 million litigation cost borne by the Company for an unsuccessful claim against certain suppliers. This was partially offset by the gain on sale of equity interest in former joint venture HSPV of $24.1 million and license income of $10.0 million.
Other, net for the nine months ended October 1, 2023 primarily comprised of a $8.6 million gain on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes and a foreign exchange gain of $1.0 million. This was partially offset by a loss of $2.3 million on derivative instruments.
For more information on the Amended 1L Notes, Prepaid Forward and Green Convertible Notes, please refer to “Item 5.B. Liquidity and Capital Resources” disclosure in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, and our Reports on Form 6-K filed on June 17, 2024, June 21, 2024, August 29, 2024 and September 3, 2024.
Income Taxes

	Three Months Ended		Nine Months Ended
	September 29, 2024	October 1, 2023	September 29, 2024	October 1, 2023
(In thousands)
(Provision for) benefit from income taxes	$(18,925)	$2,554	$(23,340)	$(9,323)
Three and Nine Months Ended September 29, 2024 Compared to Three and Nine Months Ended October 1, 2023
The interim income tax expense and other income tax related information contained in these condensed consolidated financial statements are calculated in accordance with FASB guidance for interim reporting of income tax, based on a projected annual effective tax rate while excluding loss jurisdictions which cannot be benefited. Our projected effective tax rate is based on forecasted annualized results which may fluctuate in future periods due to the uncertainty in our annual forecasts resulting from the risks identified in “Risk Factors” as previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2023 on our operating results.
In the three months ended September 29, 2024, we recorded income tax provision of $18.9 million, primarily due to recognition of uncertain tax position of several jurisdictions amounting to $19.1 million which also resulted in nine months ended September 29, 2024 income tax provision of $23.3 million. In the three and nine months ended October 1, 2023, we recorded income tax credit of $2.6 million and income tax provision of $9.3 million, respectively. The tax expense was primarily due to current year income tax expense in profitable jurisdictions and prior year income tax true-ups.
We benefit from a tax holiday granted by the Malaysian government, subject to certain hiring, capital spending, and manufacturing requirements. The third and final five-year tranche of this tax holiday was granted a 100% tax exemption and will expire on June 30, 2026. As previously disclosed, we are evaluating the shutdown of our Malaysian Fab 3 and the Company has been in discussion with Malaysian Investment Development Authority ("MIDA") on the impact towards its incentives in such a scenario. As of September 29, 2024, this discussion is still ongoing.
 We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In assessing the need for a valuation allowance, we consider historical levels of income, expectations and risks associated with the estimates of future taxable income and ongoing prudent and feasible tax planning strategies. In the event that we determine that we would be able to realize additional deferred tax assets in the future in excess of the net recorded amount, or if we subsequently determine that realization of an amount previously recorded is unlikely, we would record an adjustment to the deferred tax asset valuation allowance, which would change income tax in the period of adjustment.
Net Loss (Income) Attributable to Noncontrolling Interests
Three and Nine Months Ended September 29, 2024 Compared to Three and Nine Months Ended October 1, 2023
For the three and nine months ended September 29, 2024, the net loss attributed to noncontrolling interests was an insignificant amount and $0.4 million, respectively, while for the three and nine months ended October 1, 2023, we attributed an insignificant amount and $0.1 million of net income, respectively to these noncontrolling interests. The noncontrolling interests held 20% and 24.05% shareholding of our subsidiaries, SunPower Systems International Limited and SunPower Energy Systems Southern Africa (Pty) Ltd, respectively. The change from a net income attributable to noncontrolling interests to a net loss attributable to noncontrolling interest was a result of losses incurred from operations from our non-wholly owned subsidiaries.
Recent Developments
U.S. Customs and Border Patrol
As previously reported, U.S. Customs and Border Protection (“CBP”) has been detaining our imports of solar panels to the U.S. from Mexico since July 2024 to inspect compliance with the Uyghur Forced Labor Prevention Act (the “UFLPA”), which was signed into law by President Biden in December 2020 in response to claims of the use of forced labor of Uyghurs in the Xinjiang Uyghur Autonomous Region (“XUAR”) of the People’s Republic of China. Beginning with five truckloads of our solar modules detained by CBP at the U.S.-Mexico border in July, these detentions are ongoing and have involved both Performance line panels manufactured in our Mexicali facility for utility scale customers as well as IBC panels manufactured in our Ensenada facility for DG customers. We have been fully cooperating with CBP over the course of the past several months and have provided factually clear and extensive evidence to CBP that none of our supply chains involve the labor of Uyghurs in the XUAR, and have demonstrated that many of the products being detained are produced entirely outside of China. We have provided full, transparent maps of our supply chains to as well as tens of thousands of pages of documentation to CBP, which inexplicably continues to detain our shipments and exclude our products from the U.S. market despite finding no evidence that we have not fully complied with the UFLPA. To date, the Company has already submitted protests relating to the detention of our Maxeon 6 products and Maxeon 3 products on September 27 and October 4, respectively, and each of those protests have now advanced to a formal Application for Further Review process. Additionally, the Company submitted with the CBP a protest relating to the detention of our Performance 6 products.

Execution of Term Sheet Regarding “Rest-of-the-World” DG Business
Maxeon and TCL Zhonghuan Renewable Energy Technology Co., Ltd, our majority shareholder (“TZE”) entered into a partially binding term sheet on November 25, 2024 (the “Term Sheet”) regarding the acquisition by TZE of Maxeon’s non-U.S., ‘rest-of-the-world’ distributed generation business through the acquisition of 100% of the equity interests in certain direct and indirect non-U.S. subsidiaries of Maxeon (collectively, the “Target Entities”), and the possible ancillary sale by Maxeon of certain French entities and their subsidiaries to TZE (the “French Entities”), to the extent Maxeon elects to exercise a put option (the “Put”) in relation to the proposed sale of these French entities, which Put under French labor laws may only be exercised after the relevant works council has been informed and consulted with regards to the proposed transaction subject to the Put. In connection with the aforementioned transactions, Maxeon will also contribute to TZE (i) the rights, title and interest in certain trademarks existing outside of the U.S.; (ii) certain tangible and intangible assets, contracts and business relationships which pertain to Maxeon’s non-U.S. ‘rest-of-the-world’ distributed generation business; and (iii) certain transferable infrastructure, contracts and business relationship which enable the operation of Maxeon’s non-U.S.,‘rest-of-the-world’ distributed generation business (collectively, the “Other Assets”, and together with the Target Entities, the “Transferable Assets”).

The purchase price (the “Purchase Price”) shall be equal to the fair market value, minus certain Assumed Liabilities (as defined in the Term Sheet) not included in the fair market value calculation and Intercompany Debt (as defined in the Term Sheet) that is not settled prior to the closing, of the Transferable Assets and French Entities as of August 31, 2024, as determined by an independent valuation report prepared by a reputable valuation firm mutually acceptable to the parties (the “Valuation Report”). If the Valuation Report provides a range for the market value, the Purchase Price shall be equal to the mid-point of the range. The Term Sheet provides that the purchase price shall be paid in several installments from the signing date of the Term Sheet, with the first installment to be in the amount of no less than of $10 million and a final installment to be payable on the date of closing of the transaction.
The foregoing transaction is subject to certain additional terms and conditions described on our Report on 6-K filed with the SEC on November 26, 2024.
Transaction Regarding Philippine Entity and Operations
Maxeon and TZE entered into a partially binding term sheet (the “SPML Term Sheet”) on November 25, 2024 regarding the potential acquisition by TZE of 100% of the outstanding equity in SunPower Philippines Manufacturing Ltd (“SPML”), a wholly owned indirect subsidiary of Maxeon (the “SPML Transaction”). TZE will also acquire any specifically identified assets and liabilities, associated with the business activities in the Philippines that are held by Maxeon or its subsidiaries (together with SPML, the “Target Assets”). None of the contributed property will consist of intellectual property or other assets owned or controlled by Maxeon outside of the Philippines.
The SPML Term Sheet provides that the purchase price for the SPML Transaction will be based on certain pro-forma financial presentation as of August 31,2024, prepared upon certain agreed-upon-procedures (the “AUP report”) and (ii) a third party valuation report attesting to the fair market value of SPML and certain of its assets. The purchase price, which shall be paid in a series of installments starting from the date of the signing of the SPML Term Sheet, with the first installment being no less than $30 million, and the last installment being paid on the date of the closing of the SPML Transaction. The purchase price for the SPML Transaction, will also reflect certain agreed upon inventory write-offs and be adjusted for certain litigation-related liabilities.
Following the closing, the parties will cooperate to allow Maxeon to carry out certain R&D activities related to its next generation IBC technology and as part of these R&D activities, Maxeon will contribute employees with relevant knowledge to form the development team and 50% of the operational expenses incurred, while TZE will contribute right-to-use of the Target Assets and the other half of the operational expenses. Without the prior written consent of Maxeon, TZE is not permitted to allow access or sell any intellectual property owned by Maxeon and/or tools and processes based on such intellectual property, as well as access to employees with relevant knowledge.
The transaction is subject to certain additional terms and conditions described on our Report on 6-K filed with the SEC on November 26, 2024.
Malaysia and Mexicali Operations Update
As previously reported, the Company continues to evaluate the permanent shutdowns of its operations in Malaysia due to macroeconomic factors that have made it economically impractical to continue solar cell production at our Malaysian factory at this time. The Company has suspended its manufacturing operations in Malaysia but has requested to preserve its manufacturing license through the end of fiscal year 2025 to enable production to resume should the macroeconomic climate improve, particularly with respect to U.S. trade and tariff policy. The Company continues to employ a workforce in the country and intends to maintain the licenses and permits required for our Malaysian team members to continue their work supporting our global operations. Additionally, the Company has revised its plan to re-tool its operations in Mexicali and is instead evaluating a permanent shutdown of the operations there.

Risk Factors
We are supplementing our risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2023 and our Report on Form 6-K for the three months ended June 30, 2024 with the following risk factors:
We have in the past engaged, and continue to engage, in transactions with our controlling shareholder or its affiliates, which could be perceived as not being made at arms-length.
TCL Zhonghuan Renewable Energy Technology Co., Ltd., together with its subsidiaries and affiliates (“TZE”) is our controlling shareholder and a related party. We have engaged in the past, and continue to engage, in transactions with TZE. These transactions include, without limitation, secured lending transactions, equity financing transactions and the sale of certain assets and subsidiaries of the Company. TZE has designated certain members of our board of directors. Transactions between the Company and TZE are approved by our Audit Committee, as appropriate, and we believe that all such transactions are on terms no less favorable to the Company than would be obtained from an unaffiliated third-party. Nonetheless, these transactions could be perceived as being conflicted and we may be subject to litigation which may cost the Company additional resources, the outcome of which cannot be predicted and may negatively affect our financial position.
We may not be successful in selling certain of our non-U.S. assets and subsidiaries in the timeframes we desire or at all, and any dispositions we pursue are subject to execution, operational and regulatory risks that could adversely affect us.
In November 2024, we announced that we intend to sell our non-U.S. “rest-of-the-world” DG business to our controlling shareholder TZE, in a series of transactions as contemplated under two separate partially binding term sheets (collectively, the “Transactions”) as part of our strategy to focus exclusively on the U.S. market. There can be no assurance that we will be able to complete the Transactions in the timeframes we desire or at all. If we are unable to complete the Transactions, our strategy of focusing only on the U.S. market would suffer by tying up our resources and management’s time and attention. In addition, our liquidity, cash flows and financial condition would also be materially and adversely affected.
The closings of the Transactions are subject to execution, operational and regulatory risks. The timing of such closings is uncertain. For example, the Transactions involve entities, assets and personnel across multiple jurisdictions, and TZE and/or the Company may need to obtain certain contractual and regulatory consents and approvals, which may vary across jurisdictions. Accordingly, even if the Company and TZE are efficient and proactive, the actions of third parties can impact the timing under which such consents and approvals are obtained. It is possible that we will expend considerable resources in the pursuit of one or more of the Transactions that ultimately does not close or is terminated. If we fail to enter into definitive agreements with respect to the Transactions or fail to close them within required timeframes, then our liquidity, cash flows and financial condition could be materially and adversely affected.
We are subject to a National Security Agreement imposing on us certain indefinite obligations and compliance requirements which on their own would limit the way we run our business, and to the extent that the Committee on Foreign Investment in the United States (“CFIUS”) finds us to not be in compliance with the terms of the National Security Agreement, our business and reputation may be negatively impacted.

The Company and certain of its subsidiaries, together with TZE and its subsidiary, Zhonghuan Singapore Investment and Development Pte. Ltd. filed a joint voluntary notice with CFIUS in connection with TZE’s planned indirect investment into the Company as previously announced in the Form 6-K filed with the Securities and Exchange Commission on June 21, 2024. While CFIUS determined that there are no unresolved national security issues associated with the indirect investment by TZE into the Company, in November 2024, the Company and TZE entered into a National Security Agreement (“NSA”) with the Department of Defense, Department of Energy and Department of the Treasury as monitoring agencies on behalf of CFIUS, pursuant to which the Company will be subject to compliance with certain conditions, including certain notification and annual reporting requirements, as well as limitations on the acquisition of property interests. The indefinite requirements of the NSA impose a limit on the way we run our business and if the Company is found to not be in compliance with the terms of the NSA , our business and reputation may be negatively impacted and our financial position ultimately harmed.

Liquidity and Capital Resources
Current Sources of Liquidity and Capital Resources
As of September 29, 2024, we had unrestricted cash and cash equivalents of $51.2 million, restricted cash of $3.1 million as compared to $190.2 million of unrestricted cash and cash equivalents, $7.8 million of restricted cash as of December 31, 2023.
We have collected material customer advances in connection with certain of our supply agreements we have entered into. The customer advances are amortized based on the contractually agreed upon utilization schedule at the point of transfer of control of goods to the customer. As of September 29, 2024, the customer advances included within “Contract liabilities, current portion” and “Contract liabilities, net of current portion” in our Condensed Consolidated Balance Sheets is $28.2 million and $44.3 million, respectively.
Material Cash Requirements
As of September 29, 2024, our outstanding debt was $378.9 million, of which $2.2 million and $376.7 million were classified as short-term and long-term, respectively, in our Condensed Consolidated Balance Sheets. As of December 31, 2023, our outstanding debt was $433.6 million.
We do not expect to incur more than $5 million of capital expenditure for the fourth quarter of fiscal year 2024. As of September 29, 2024, we have committed to capital expenditures of $7.3 million via the issuance of purchase orders relating to deliveries for and beyond the remaining fiscal year 2024, after effecting for the transactions for the Transferable Assets and the Philippine entity and operations. The capital expenditures mainly relate to the development of our next generation Maxeon 8 technology, preparation for our planned manufacturing facility in New Mexico in the United States, technology-upgrades for our Performance Series production, as well as various programs to enhance our information technology infrastructure and security, and support our Beyond the Panel offering.
Inflationary price increases impacting the cost of raw materials, manufacturing equipment, labor, electricity, and logistics services have had, and could continue to have, the effect of increasing our capital requirements. Furthermore, the extended period to monetize the inventory as a result of the CBP detention and oversupply has and continues to contribute to a higher storage cost which increases our working capital.
Additionally, from time-to-time, we are required to provide financial and performance assurance to third parties and in connection with such obligations we procure letters of credit, bank guarantees, and surety bonds. The additional debt supporting these instruments could result in increased expenses, collateralization and may impose new restrictive covenants.
Anticipated Sources of Funds
The Company has incurred net losses since our 2020 spin-off from SunPower and as of September 29, 2024 had an accumulated deficit of $1,304.4 million. Since the middle of 2023, the worldwide solar industry has suffered and continues to suffer from global oversupply and intense competition, as well as lower demand in key markets driven by regulatory changes and a higher global interest-rate environment. All of these factors have contributed to a steep fall in average selling prices that has negatively impacted our revenue, profitability and cash flows. Furthermore, several large-scale customers in the United States have cancelled or deferred their off-take commitments. In addition, for so long as the CBP investigation continues regarding the detention of our solar panel at the U.S-Mexico border, the Company is not able to import into the United States and its ability to generate revenues has deteriorated substantially and will continue to deteriorate, particularly since the U.S. has become the largest market for the sale of our solar modules. All of these factors may contribute to further deterioration of the Company's financial condition. If current market conditions persist and the Company is not successful in raising additional capital, the Company will not have sufficient liquidity to meet its financial obligations as and when they come due, and may be required to delay, limit, and/or reduce its operational activities. As such, there is substantial doubt about the Company's ability to continue as a going concern.
As of September 29, 2024, the Company has completed its previously announced debt restructuring transactions, as well as the equity financing by way of the sale of its ordinary shares to TZE. The Company is also seeking additional financing opportunities with banks and exploring other opportunities including, but not limited to, restructuring and/or monetizing certain assets. The anticipated sale of the non-U.S. ‘rest-of-the-world” business is anticipated to provide some short-term liquidity for the Company; however, the closing of those transactions is not certain and is subject to a number of terms and conditions which may not be fulfilled. While there can be no assurances that the Company will be able to obtain the needed financing, which is subject to additional bank credit review and approval, management believes that the funding plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern over the next twelve months. In addition, as part of the effort to raise additional financing to alleviate the substantial doubt of our ability to continue as a going concern, the Company has taken steps to enhance its ability to fund its operational expenses by reducing various costs and is prepared to take additional steps as and when necessary to further reduce its operating costs. Accordingly, we have prepared the condensed consolidated financial statements on a going concern basis.
Current economic environment and market conditions could limit our ability to raise capital on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to support our funding needs. The sale of additional equity or convertible debt securities would result in significant additional dilution to our stockholders and additional debt would also result in increased expenses, collateralization and would likely impose new restrictive covenants.
The Company will continue to pursue opportunities to seek additional funding from time to time to fund capital expenditures and to better position it for execution on its strategy and to weather the challenges facing the industry. However, the Company can make no assurance that it will be able to successfully obtain additional financing.
In addition to pursuing financing opportunities, we continue to focus on improving our overall operating performance and liquidity by assessing and evaluating different options that may be available to us, such as reducing discretionary capital expenditures, selling raw materials inventory to third parties, liquidating certain investments, evaluating additional restructuring plans or strategic options and renegotiating for more favorable payment terms with customers and vendors. From time to time, we evaluate our staffing levels in response to changes in our business needs and demand for our products in order to manage costs and improve performance which may result in restructuring of our workforce and associated costs. Given the dynamic nature of the markets we operate in, the volatility in the capital markets, the current status of our business, including cancellation of large sales orders, ongoing restructuring efforts, uncertain inflationary environment and a prolonged period of high interest rates, supply chain challenges, as well as the worldwide uncertainty created by ongoing wars and conflicts and the rising tension between US and China, we currently lack the visibility to reasonably quantify our expected long-term capital requirements and our ability to fully meet our short and long-term liquidity needs. Our short and long-term liquidity needs would be further negatively impacted if the macro conditions set forth above worsen or last a sustained period of time.
Our liquidity is subject to various risks including the risks identified in “Risk Factors” and market risks identified in “Quantitative and Qualitative Disclosures about Market Risk” in the Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”) on May 30,
2024, and additional risk factors disclosed herein and in our Report on Form 6-K, filed with the SEC on September
3, 2024.
Cash Flows
A summary of the sources and uses of cash, cash equivalents and restricted cash is as follows:

	Nine Months Ended
	September 29, 2024	October 1, 2023
(In thousands)
Net cash used in operating activities	$(263,108)	$(177,882)
Net cash used in investing activities	(22,936)	(38,971)
Net cash provided by financing activities	144,979	166,104
Operating Activities
Net cash used in operating activities in the nine months ended September 29, 2024 was $263.1 million and was primarily the result of: (i) net loss of $508.7 million which includes $340.5 million being write-down of inventories, property, plant and equipment, operating lease right-of-use assets, goodwill, intangible assets and other assets, non-cash charges of $48.7 million relating to depreciation and amortization, stock-based compensation, non-cash interest expense, gain on debt extinguishment and remeasurement loss on warrants and Prepaid Forward; (ii) decrease in contract liabilities arising from utilization of advances collected from customers of $167.7 million (iii) decrease in accounts payable and other accrued liabilities of $31.9 million, primarily attributable to the timing of invoice payments and (iv) adjustment of gain on disposal of equity in unconsolidated investees of $24.1 million.
This was partially offset by (i) decrease in inventories of $24.0 million and (ii) decrease in accounts receivables of $35.1 million primarily attributable to billings and collection cycles.
Net cash used in operating activities in the nine months ended October 1, 2023 was $177.9 million and was primarily the result of: (i) increase in inventories of $110.6 million; (ii) net loss of $89.4 million; (iii) decrease in accounts payable and other accrued liabilities of $52.8 million, primarily attributable to the timing of billing and payment of supplier invoices; and (iv) increase in accounts receivables of $37.4 million, primarily attributable to billings and collection cycles.
This was partially offset by (i) an adjustment for non-cash charges of $60.8 million related to depreciation and amortization and stock-based compensation and other non-cash charges; and (ii) $27.4 million increase in contract liabilities arising from advance collections from customers.
Investing Activities
Net cash used in investing activities in the nine months ended September 29, 2024 was $22.9 million and was primarily due to capital expenditures of $48.1 million. This was partially offset by proceeds from disposal of unconsolidated investees of $24.0 million.
Net cash used in investing activities in the nine months ended October 1, 2023 was $39.0 million and was primarily due to purchase of short-term securities of $60 million and capital expenditures of $55.8 million. This was partially offset by proceeds from maturity of short-term securities of $76.0 million.
Financing Activities
Net cash provided by financing activities in the nine months ended September 29, 2024 was $145.0 million, which included $97.3 million net proceeds from issuance of common shares, $71.4 million of net proceeds from issuance and modification of convertible notes and warrants; and $51.2 million in proceeds from debt. This was partially offset by repayment of debt obligations of $74.6 million.
Net cash provided by financing activities in the nine months ended October 1, 2023 was $166.1 million, which included $193.5 million in net proceeds from issuance of common stock and $149.0 million in proceeds from debt. This was partially offset by repayment of debt obligations of $175.9 million.
Forward-Looking Statements
Certain statements relating to Maxeon in this document or documents incorporated by reference constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding: (a) our ability to (i) meet short-term and long-term material cash requirements, (ii) service our outstanding debts and make payments as they come due and (iii) continue as a going concern; (b) the success of our ongoing restructuring initiatives and our ability to execute on our plans and strategy; (c) our expectations regarding product pricing trends, demand and growth projections, including our efforts to enforce our intellectual property rights against our competitors; (d) disruptions to our operations and supply chain resulting from, among other things, government regulatory or enforcement actions, such as the detentions of our products by the U.S. Customs Border and Protection (CBP) for an unforeseeable amount of time, epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine and the Israel-Hamas-Iran conflict; (e) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (f) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, implementation of restructuring plans and projected growth and profitability; (g) our technology outlook, including anticipated fab capacity expansion and utilization and expected ramp and production timelines for the Company’s next-generation Maxeon 7 and Performance line solar panels, expected cost reductions, and future performance; (h) our strategic goals and plans, including statements regarding restructuring of our business portfolio, the Company’s anticipated manufacturing facility in the U.S., our transformation initiatives and plans regarding supply chain adaptation, improved costs and efficiencies, capacity expansion, partnership discussions with respect to the Company’s next-generation technology, and our relationship with our existing customers, suppliers and partners, and our ability to achieve and maintain them; (i) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels and feedback from our partners; and (j) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets.

The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, and other restructuring plans, as well as challenges in addressing regulatory and other obstacles that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations; (3) an adverse final determination of the CBP investigation related to CBP’s examination of Maxeon’s compliance with the Uyghur Forced Labor Prevention Act; (4) our ability to manage supply chain shortages and/or excess inventory and cost increases and operating expenses; (5) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the war in Ukraine; (6) our ability to manage our key customers and suppliers; (7) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (8) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (9) changes in regulation and public policy, including the imposition and applicability of tariffs; (10) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (11) fluctuations in our operating results and in the foreign currencies in which we operate; (12) appropriate sizing, or delays in expanding our manufacturing capacity and containing manufacturing and logistical difficulties that could arise; (13) unanticipated impact to customer demand and sales schedules due, among other factors, to the war in Ukraine, economic recession and environmental disasters; (14) reaction by securities or industry analysts to our annual and/or quarterly guidance, in combination with our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may cause such securities or industry analysts to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; and (15) unpredictable outcomes resulting from our litigation activities and other disputes. Forward-looking and other statements in this report may also address our corporate sustainability or responsibility progress, plans, and goals (including environmental matters), and the inclusion of such statements is not an indication that these contents are necessarily material to investors or required to be disclosed in the Company’s filings with the SEC. In addition, historical, current, and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors” and Form 6-K filings discussing our quarterly earnings results. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.